Exhibit 4.8
Executives & Directors Compensation Policy

I.	OVERVIEW

1.	Definitions

Company	TAT TECHNOLOGIES LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, any person filling any of these positions in a company, even if he holds a different title, and any other excutive subordinate to the CEO, all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and the annual Equity Value.

2.	General

2.1.
This compensation policy ("the Policy"), was formulated during an internal process conducted at the Company in compliance with the provision of Amendment 20, and is based on the Company's will to properly balance between its will to reward Office Holders for their achievements and the need to ensure that the Total Compensation is in line with the Company's benefit and overall strategy over time.

2.2.
The purpose of the Policy is to set guidelines for the compensation manner of the Company's Officer Holders. The Company's management and its Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Policy, as specified hereunder.

2.3.
It is hereby clarified that no statement in this document is intended to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

2.4.
The indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company's needs, in a manner that is congruent with the Company's benefit and the Company's overall strategy over time.

2.5.
The Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

3.4.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

4.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

4.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

4.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

4.3.	Executive’s previous compensation.

4.4.	The Company’s performance and general market conditions.

4.5.
The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

The annual Total Compensation (or annualized, for other than a full time position) of the Company's CEO, active Chairman1 and Executive in terms of full time position shall not exceed 15 times, 30 times and 15 times, respectively, the average annual salary and the median annual salary of the Company's employees.

4.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies. The peer group for the purpose detailed below shall include not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

1 Should one be appointed.

Attached as Appendix A is the comparative information with respect to the Active Chairman and the CEO of the Company, that was presented to the Compensation Committee and Board of Directors when approving this Policy.

The Company may use such updated comparative information in the event a new Executive is offered a Total Compensation exceeding 25% of its predecessor in the Company.

5.	The compensation of each Executive shall be composed of, some or all, of the following components:

5.1.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

5.2.	Variable components, which may include: cash incentives and equity based compensation.

5.3.	Separation package;

5.4.	Directors & Officers (D&O) Insurance, indemnification and exemption; and

5.5.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

6.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	-Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company.	●	Individual role, scope and capability based compensation
		●	Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	●	Reward periodical accomplishments
		●	Align Executive’ objectives with Company, department and individual's objectives
		●	Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	●	Company performance based compensation
		●	Reward long-term objectives
		●	Align individual's objectives with shareholders’ objectives

7.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

8.	Fixed compensation

Base Salary:

8.1.	The base salary shall be determined in accordance with the criterias and considerations as detailed in Section 4 above and shall be approved by the Compensation Committee.

8.2.	The base salary shall not be automatically linked.

8.3.	The maximum monthly base salary for an Office Holder shall be as follows:

Executive Level	Maximum
Active Chairman	NIS 75K (for 35% of a full time position and a proportion of this amount to a different percentage of services).
CEO	NIS 120K (for a full time position)
Other Executives	NIS 60K (for a full time position)

The above maximum base salary shall be examined annualy.

Any deviation from the detailed above with regard to the CEO and/or Active Chairman, shall be brought for the approval of the Compensation Committee, the Board of Directors and the General Meeting of the Company prior to entering into a binding agreement (unless specified otherwise in the Law).

A deviation exceeding 15% of the detailed above with regard to an Executive (excluding CEO and Active Chairman) shall be brought for the approval of the Compensation Committee and the Board of Directors prior to entering into a binding agreement.

Without derogating from the above, a maximum annual raise of up to 5% with regard to an Executive's base salary in a particular year, excluding variable compensation, shall not be deemed a material change of his/her terms of employement, and therefore, shall require the approval of the Compensation Committee only.

In the event an Office Holder provides services to the Company as an independent contractor or via a management company controlled by said Office Holder, and get paid through the issuance of an invoice, then for all purposes in this policy, the base salary for such an Office Holder shall be extracted from actual payment based on normal rate of employment cost.

8.4.
In order to ensure allignment of all components of the Total Compensation, the desired range between such components, in terms of full time position for a given year of Executives in the Company is detailed below:

Executive Level	Fixed compensation, base salary and additional benefits	Variable Compensation
		Performance based cash incenstive compensation	Long term equity based compensation
Active Chairman	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
CEO	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
Directors	90%-100%	0%-10%
Other Executives	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation

The ratios in the above table represent the desired optimal combination of compensation, but the actual ratio may vary according to the performance of the Company in a given year. For example, in a year that an annual bonus was not given or a reduced annual bonus was given, the ratio between the fixed compensation and the total compensation ought to be higher than indicated in the above table.

Benefits:

8.5.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as, part or all, of the following components:

8.5.1.	Pension plan/ Executive insurance as customary.

8.5.2.	Benefits which may be offered as part of the general employee benefits package (such as: pension fund, study fund) in accordance with the local practice of the Company.

8.5.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

8.5.4.
An Executive will be entitled to vacation days, in correlation with the Executive’s seniority and position in the Company (generally up to [30] days annualy), and subject to the minimum vacation days requirements per country of employment as well as  the local national holidays.

8.5.5.	Reasonable expenses, including vehicle, daily newspaper, cellphone and meals.

9.	Variable Components

9.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

9.2.
Variable compensation components shall be comprised of (i) cash components which shall be mostly based on measurable criteria; and (ii) equity components, all taking into consideration periodical and a long term perspective.

9.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

9.4.	Variable Cash Incentive Plan

9.4.1.
The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

9.4.2.
The Compensation committee and Board of Directors may include, inter- alia, in the On Target Cash Plan predetermined thresholds and caps, to corelate an Executive’s On Target Cash Plan payments with actual achievements.

9.4.3.
The annual On Target Cash Plan actual payment for the Active Chairman, the CEO and other Executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table in clause 8.4 above.

9.4.4.
The CEO, Active Chairman and other Executives' individual On Target Cash Plan may be composed based on the mix of  (i) the Company Target (as defined below); (ii) Personal KPI; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	CFO	Other Executives
Company Target	100%	80% - 90%	70% - 80%	70% - 80%
Personal KPI	NONE	NONE	10%	10%
Personal Evaluation	NONE	0%-20%	0%-20%2	0%-20%3

The Company’s Key Performance Index (KPI) shall be determined in accordance with the following pre-determined targets: (1) Sales budget, in accordance with the Company’s annual budget; (2) Gross Profit, in accordance with the Company’s budget; and (3) EBITDA, in accordance with the Copany’s annual budget ("the Company Target").

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitltlement threshold.

2 Despite the ratios determined above and subject to amendment of the Companies Law and/or the Companies Regulations and/or Orders, in a way that allows to determine in a compensation policy that with regard to an office holder who is not a director nor a CEO, a compensation policy may determine cash variable component to be paid, partially or in full, according to immeasurable criteria taking into account the office holder's contribution to the company – the company shall be entitled to approve to deputy CEO's in the Company performance based or bonuses according to the CEO's personal evaluation in a rate of up to 100% of the total performance based compensation to which the deputy CEO's may be entitled to, if at all.

3  See note 3 above.

The annual bonus shall be paid to the office Holder in the following manner:

-	80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

-
20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The Office Holder's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive net profit for the following year; and (ii) the Office Holder had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from one of the followings: (a) the Office Holder had not terminated the engagement with the Company; or (b) the Company had not terminated the engagement with the Office Holder for "Cause" (as defined in section 9.4.12 below) .

For the avoidance of doubt, it is hereby clarified that the payment of the Deferred Bonus shall be in addition to any payment of compensation to which the Office Holder shall be entitled with respect to the relevant following year, and the payment of the Deferred Bonus shall not have any effect on the manner of calculation of the compensation for the relevant following year.

With regard to the Company's Executives, excluding its Active Chairman and the CEO, their Personal KPIs for the On Target Cash Plan shall be determined annualy by the Compensation Committee and the Board of Directors and in accordance with two or more key targets specifically relevant for each Executive  ("the Personal Target"). Such targets may include compliance with the Company's budget, operational efficiency, inventory management, new sales, existing customers, financial management, collection, etc.

With regard to each one of the Personal measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan.

9.4.5.
Personal evaluation: the Company's CEO shall present his personal evaluation of Executive reporting to the CEO to the Company's Compensation Committee and to the Board of Directos. This evaluation shall relate, inter alia, to nonfinancial indices, including the Executive's long term contribution and his/her long term performance. The CEO's personal evaluation shall be presented to the Compensation Committee and to the Board of Directors by the Chairman of the Board, according to the evaluation principles set above with relation to all other Executives.

9.4.6.	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in a cash incentives formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Executive individually, no later than approval of the Company's annual consolidated audited financial reports, depending on the seniority of the Executive and the organizational division to which the Executive is assigned or that is under his purview.

It is hereby clarified, that a maximum change of 10% of the relative weight of each of the measurable categories shall not be deemed a material change in the terms of employement.

9.4.7.
In the event that the Company's strategic targets shall be amended by the Board of Directors during a particular year and/or there is a change to the Executive’s responsibilities and/or scope of employment  - the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

9.4.8.
The Board of Directors will be authorized to define certain events as exceptional and extra-ordinary to the Company’s ordinary course of business, in which case the compensation committee will have the ability to adjust their impact when calculating any of the Company’s targets and Personal KPI.

9.4.9.
The entitlement to the On Target Cash Plan in respect of a particular year shall be conferred on an Executive where such Executive rendered services or was employed with the Company for a period of at least 6 months during that particular year - and the amount thereof shall be relative to the period of employment with the Company during that particular year.

9.4.10.
In the event of termination of the relationship following "Cause" as defined below, such Executive shall not be entitled to any payments in accordance with his/her On Target Cash Plan which have not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

"Cause" means the following: termination due to: (i) an Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by an Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) an Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliverate failure by the Executive to perform the Executive's duties in any material respect, provided that the Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) an Executive's willful misconduct with regard to the Company that could have a material adverse effect on the Company.

9.4.11.
For the avoidance of doubt, it is hereby clarified that payments under the On Target Cash Plan shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

9.4.12.
The Company will include in its year-end filings (i.e. Annual 20F), with respect to the Active Chairman and the CEO, an explanation as to how their On Target Cash Plan was calculated, including: their predetermined Company Targets, Personal KPI and Personal Evaluation for that particular year; the mix and weights; and the extent of achieving them.

Equity Based Compensation

9.5.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), either under the Company's existing 2012 Stock Option Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

9.8.
The total yearly Equity Value granted shall not exceed with respect to the Active Chairman, the CEO and each other Executive, at the time of grant 40% of their respective annual base salary (in accordance with the table set forth in clause 8.4 above).

9.9.	The maximum dilution as a result of grant of the equity based compensation to Executives shall not exceed 15%.

9.10.
The terms of Equity Based Components may include provisions regarding vesting acceleration as a result of change of control and shall be limited to 50% of the then remaining unvested options which have not been vested yet.

9.11.
The exercise price of the options granted shall be determined by the Company and shall not be less than the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) 5% above the share price on the date of the grant.

9.12.
In the event of the termination of the employer – employee relationship or rendering services to the Company's group during the relevant year, the grantee shall be entitled to the options which were allocated in his/her regard, where the date of entitlement in respect of the said options occurred prior to the date of the actual termination, and to exercise them into shares of the Company up until the earlier of: (1) 90 days from the date of the actual termination; (2) the expiration of their exercise period. The grantee shall be entitled to count the shares which were allocated for him only if the date of entitlement in respect thereof occurred prior to the date of the actual termination.

9.13.
In the event of the termination of the relationship following Cause– and even if the date of entitlement to the options has fallen due, in whole or in part, and they have not yet been exercised into shares, the options which have not yet been exercised prior to the expiration of the exercise period shall expire.

9.14.	For the avoidance of doubt, it is hereby clarified that the annual equity compensation shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Active Chairman or the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive, CEO or the Active Chairman shall not exceed the value of 25% the Total Compensation of such an Executive, CEO or Active Chairman, respectively.

11.	Notice Period in Termination

As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. During the notice period, the Executive shall be required to continue his services or employment with the Company, unless otherwise determined by the Board of Directors.

12.	Others

12.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

12.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 10% the Executive's annual base salary.

13.	Clawback Policy

13.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

13.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

14.	Cash Compensation:

14.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000 ("the Compensation Regulations"), and taking into account their definition as "expert director" according to the Compensation Regulations.

14.2.
The Company’s directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Compensation Regulations.

15.	Equity Based Compensation:

The Company’s non-executive directors, i.e. excluding external and independent, may be entitled to receive equal annual equity based compensation, which value shall not exceed at the time of grant 10% of the total annual cash fee detailed in section 13.1 above.

16.	Active Chairman Compensation:

The Active Chairman may be entitled to a compensation in accordance with the criterias as detailed in Section 4, 8 and 9 above, in accordance with his/her scope of employment and relative maximum compensation. The Active Chairman's compensation shall be determined in accordance with his scope of activity, areas of responsibilities in the Company, as well as his experience and expertise. In any event, the total compensation of the Active Chairman shall not be less than the monthly compensation paid to a director in the Company.

IV.	Indemnification & Insurance

17.
The Office Holders shall be entitled to a directors and officers indemnification up to the maximum amount permitted by law, D&O insurance as shall be approved at the Board of Director's discretion, all in accordance with any applicable law and the Company’s articles of association.

18.	With respect to the D&O policy-

18.1.
The D&O insurance may provide group insurance to the Company and its affiliates and alongside the Company's D&O it is possible that D&O of the affiliates may also be insured. In the event the D&O insurance shall provide such group insurance, the annual premium shall be relatively divided between the different companies based on the decision of the Company's management taking into account the recommendation of the Company's external insurance advisors.

18.2.	The limits of liability shall not exceed USD 25 million.

18.3.	The deductible in Canada and the United States shall not exceed USD 100,000 and in the rest of the world USD 80,000. In securities claims, the deductible shall not exceed USD 200,000.

18.4.
The annual premium for the D&O policy shall be in accordance with market conditions. The Company shall retain the assistance of the Company's external isurance advisors in determining market conditions.

18.5.
Any purchase of D&O insurance or its renewal during the term of this Policy shall not be brought to additional approval of the General Meeting provided that the Policy shall be approved by the General Meeting and that the Compensation Committee has approved that the purchased D&O insurance meet the conditions detailed above.

19.	Each of our Office Holders shall be entitled to the same indemnification terms and insurance policy coverage, all as may be approved from time to time.